UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 162/2007

11/09/2007
1:45 p.m.

WORK CONTINUES IN ORDER TO CONTROL THE KAB-101 PLATFORM IN THE SONDA OF CAMPECHE

•	Work is being performed to control the well. Unfavorable weather conditions are making the work more difficult
•	Both environmental authorities and PEMEX authorities are making daily inspection flights over the area to monitor and assess the spill and the hydrocarbon containment work
•	Cleaning of solid hydrocarbons is being performed on land to remove hydrocarbons which are coming mainly from natural sources

Specialist technicians from Petróleos Mexicanos continue working to control the hydrocarbon spill from the Kab-121 well, located on the platform Kab-101. This task, as well as containment, recovery and cleaning work at sea and on shore, have become increasingly difficult due to bad weather conditions.

1.	Weather Conditions

•	Prevailing weather conditions in the area have been unfavorable for the performance of work to control the well.
•	During the first few days after the accident, the arrival of cold front No. 5 forced both the technicians and the vessels to withdraw from the area.
•	Subsequently, during the past few days, the lack of wind in the Sonda of Campeche has not allowed the sour gas (toxic gas) to disperse, and thereby mitigate the risk of explosions or poisoning.

2.	Well Control

•	There are fire fighting vessels stationed in the Usumacinta platform area.
•	PEMEX technicians are creating water streams to form a water curtain that allows skilled technicians to carry out work to control the well.
•	That work consists of installing connections to inject control fluid, in order to enable the pumping of cement to plug the KAB-121 well.
•	Tasks are being performed more slowly than desired due to the danger presented by the sour gas at the affected platform.

3.	Spill. Containment and Recovery Work

•

There are six working fronts for hydrocarbon containment in the sea, functioning by means of floating barricades.  Six vessels, four dispersing boats, and 155 workers are involved in placing the barricades.

•	It is estimated that approximately 422 barrels per day of light crude oil of 37 API grades are being spilled, the consistency of which facilitates its diffusion.
•

Upon making contact with the environment, it is estimated that 40% of the spilled crude evaporates, another 40% emulsifies, and of the remaining 20%, a portion is cleaned through the actions carried out by vessels, and the rest solidifies.

•	The total volume of hydrocarbon recovered up to date amounts to 644 barrels.
•	5,800 liters of oleofilic absorbents have been used to facilitate hydrocarbon recovery.

4.	Spill. Monitoring Work

•	Helicopters make daily flights to inspect the affected area and to evaluate the situation.
•	Officers from the Office of the Federal Attorney for Environmental Protection (PROFEPA), from the government of Campeche and from PEMEX have participated in these inspection flights.
•	During the flights, oil spots have been observed in low thickness lines.
•	The presence of some crude oil scum near the Usumacinta estuary was also observed. PEMEX’s working teams were immediately sent to the area for its confinement and recovery.
•

We stress that, to date, the Usumacinta estuary is the only place near the coast where hydrocarbons from this accident have been detected.  Authorities from Environmental Protection will disclose their opinion on the matter.

•

A monitoring of the emanations from the natural hydrocarbon deposits is being carried out in the Cantarell field, since such deposits are carried toward the coast by the marine streams during the season of cold fronts and storms.  This is a widely-documented yearly phenomenon.

•	The spill is also being monitored by means of a satellite system and simulation systems.

5.	Cleaning of the beaches

•

A few days ago personnel of the Universidad Autónoma Metropolitana (Metropolitan Autonomous University) (UAM) carried out an inspection along the beaches of Nuevo Campechito, Campeche, detecting minimal presence of small, isolated clumps.

•

Analysis performed up to date has determined that the clumps found on the beach are from the emanations from natural hydrocarbon deposits that occur during the storm season and are carried by marine tides towards the beach.

•

The Universidad Juárez Autónoma de Tabasco (Autonomous Juárez University of Tabasco) (UJAT) is conducting an evaluation of 184 kilometers of coast in Tabasco and Campeche.  They are also monitoring the presence of hydrocarbons in water, soil, vegetation and fauna, as well as its potential effects.

•

According to the daily observations made by PEMEX, no physical evidence of harm to fauna, flora, birds or organisms or any negative impact on the fishing sector has been detected up to now.  Environmental Protection authorities must assess the situation and set up any necessary compensatory action.

•

With the help of workers in the area, contractors and Pemex-Exploration and Production (PEP) personnel, thirteen kilometers of seashore have been cleaned up.  1,606 people have been involved in the cleaning and sanitation of the beaches.

•	21,476 kilograms of sand impregnated with hydrocarbons had been gathered as of yesterday from various beaches.
•	It is estimated that of the total amount of material gathered, 5% corresponds to hydrocarbons and the rest is sand and various other materials (such as shells, sticks and vegetation, etc.).
•

Cleaning efforts are being undertaken at six fronts: Sánchez Magallanes to Dos Bocas; from Dos Bocas to the Grijalva river; from Frontera to San Pedro; San Pedro to Atasta; from Atasta to Punta Disciplina, and from Playa Norte to Puerto Real.

•	Additionally, 3.5 tons of garbage have been collected from the beach in Ciudad del Carmen.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 163/2007

11/13/2007
12:00 p.m.

 .

PEMEX ANNOUNCES BIDS TO IMPROVE TRANSPORTATION AND SUPPORT SERVICES TO VESSELS AND OFFSHORE PLATFORMS

•	The amount to be contracted is over Ps. 3,670 million
•	The goal is to increase productivity and efficiency of operations
•	These services will help to strengthen safety of the facilities
•	These actions form part of the “Strategic Initiatives to Strengthen PEMEX” implemented by the current administration

As part of the institutional strategy implemented by PEMEX’s General Management aimed at improving operations and increasing productivity and efficiency, the entity has disclosed our national public bids and an international public bid for the contracting of various services at offshore facilities.

By contracting these services, Pemex-Exploration and Production (PEP) aims to guarantee that activities such as the transportation of materials and equipment as well as support to vessels and offshore platforms are performed in a safe way and within a framework of transparency and accountability.

It is estimated that the value of the bids published during the first 10 days of the month of November to render various services on the offshore facilities amounts to approximately Ps. 3,670 million.

1.

With the purpose of increasing productivity and efficiency in drilling operations, PEP put out the call to national companies for rendering transportation services and fluid conditioning and recovery during drilling tasks, finishing and repairs, with the support of a processing vessel.  This vessel should have a plant with loading capacity of 400 cubic meters of liquid fluids and a warehouse to store 50 tons of chemical products as well as 250 tons of bulk material. The execution term will be 1,096 days, with a probable starting date of May 2008.

2.

Another bid calls for national and foreign companies to provide catering and boarding services with the support of housing platforms for the benefit of the personnel who work on offshore oil facilities. The platform should be of the semi-submergible type with type 1 or class 1 dynamic positioning or with type 2 or class 2 dynamic positioning, and it should have the capacity to house 500 people.  The execution term is 1,826 days.  The start date will be in September 2008.

3.

PEP calls companies through a national public bid to provide transportation services of materials and various equipment, transference of liquid and bulk materials, as well as support in towing vessels, anchor maneuvers and positioning of self-raising and semi-submergible platforms and vessels, using two towing and supplying crafts.  The vessels should have a minimum loading capacity of 400 tons on deck and a free area for a minimum load of 3,000 square feet.  The execution term will be 1,096 days and the probable starting date will be in January 2008.

4.

With the aim of assisting vessels in the ports, terminals, and offshore facilities, towing self-raising, semi-submergible platforms and vessels, as well as lending support in emergencies at terminals and/or vessels owned by PEP or servicing PEP, national companies were summoned to render such services by means of two towing vessels which should have two propellers with 2,500 BHP of effective power, and a free area for a minimum load of 600 square feet.  The execution term will be 1,096 days, with a probable starting date in January 2008.

5.

Finally, with the purpose of making light equipment transportation operations more efficient in the Gulf of Mexico, PEMEX put out a call to national companies to provide such services by means of seven fast supplying vessels, five of which should have a minimum loading capacity of 200 tons on deck and a free area for a minimum load of 2,400 square feet, as well as vessels with a minimum loading capacity of 200 tons on deck and a free area for a minimum load of 2,000 square feet. The execution term will be 720 natural days, to start in February 2008.

With these actions, PEMEX seeks to strengthen the safety of its facilities and maintain its commitment to transparency.

STRATEGIC INITIATIVES TO STRENGTHEN PEMEX

1. 2. 3. 4.	Productivity, efficiency and project management Physical and industrial safety and environmental protection Management and accountability. Modernizing, internationalization and attention to consumers

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 167/2007

11/15/2007
7:07 p.m.

.

FLIGHTS OVER THE SONDA OF CAMPECHE TO ASSESS THE ENVIRONMENTAL SITUATION

•	Environmental protection efforts, as well as work to control the Kab-121 well, have been checked
•	Hydrocarbon recovery tasks were observed
•	Beaches were inspected to evaluate the situation in Campeche and Tabasco

PEMEX authorities flew over the Usumacinta platform area, where they checked that the fire in the Kab-121 well had been extinguished, as well as hydrocarbon containment, recovery and cleaning work being performed at sea and on the beaches.

These flights are aimed at evaluating possible environmental effects. As part of this evaluation, it was confirmed that Petróleos Mexicanos continues working on hydrocarbon containment and recovery at sea, despite risky conditions in the area.

125 kilometers of beaches were inspected at Sánchez Magallanes, Dos Bocas, the Grijalva river, Frontera, San Pedro, Atasta, Punta Disciplina, Playa Norte and Puerto Real, where no significant presence of hydrocarbons was detected. During this inspection flight, it was verified that the six kilometers of shore, which in the previous days presented hydrocarbon residues, had been cleaned up.

The inspection flight, which concluded a few minutes ago, was able to observe that by means of six vessels and four boats, over 150 workers are placing floating barricades to confine hydrocarbons, as well as applying oleofilic absorbents and dispersers to facilitate recovery.

Progress in the cleaning and sanitation of beaches has been confirmed, where a volume of approximately 30 tons of sand impregnated with hydrocarbons has been recovered. Out of these 30 tons of material, 5% is crude oil and the remaining 95% corresponds to sand and various materials such as shells, sticks, vegetation and garbage.

It is important to highlight that from September to March, natural hydrocarbon emanations are usually carried towards the beach by the marine flows.

As in previous days, federal and local environmental authorities flew over the area today to observe the conditions in the Sonda, finding the same results.

Notably, the Ministry of Environmental Protection and Natural Resources and the Office of the Federal Attorney for Environmental Protection continue evaluating the situation to guarantee compliance with the law in this matter. Another inspection flight will be carried out next week.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 170/2007

11/20/2007
9:04 p.m.

HIGH CONCENTRATION OF GAS CAUSES A NEW FIRE AT THE KAB-121 WELL

•	Unfavorable weather in the area and erratic winds are high risk factors
•	PEMEX’s personnel is working to extinguish the fire
•	PEMEX is highly concerned about the safety of its workers
•	Once the fire is extinguished, the work to control the well will resume
•	No injuries to any workers have been reported

A spark generated during the work to control the spill led to a new fire at the Kab-121 well. No injuries were reported.

Bad weather conditions in the Sonda of Campeche, the erratic direction of the wind and high concentrations of flammable gas will continue to be risk factors in the area.

Due to the above, we cannot discount the possibility or the risk of having new fires during the work performed to control the Kab- 121 well in the next few days.

Six fire fighting vessels are in the area and they are controlling the fire.

PEMEX will continue to report on the fire-fighting effort as well as on the work to control the spill.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 171/2007

11/22/2007
9:28 p.m.

PEMEX EARNS OVER U.S. $29 BILLION FROM OIL EXPORTS IN THE PERIOD FROM JANUARY TO OCTOBER OF 2007

•	An average of 3,113 thousand barrels per day (tbd) have been produced
•	Domestic sales of petroleum products totalled Ps. 389.8 billion
•	Natural gas production increased by 13.3% as compared to the same period of last year, reaching a new record
•	The weighted average price of the Mexican crude oil basket was U.S. $57.85 per barrel

From January to October 2007, Petróleos Mexicanos generated an income of foreign currency for the country amounting to U.S. $29,675 million, by exporting 1,687 tbd of crude oil, at a weighted average price of U.S. $57.85 per barrel.

Crude oil production during the first ten months of the current year has averaged 3,113 tbd of crude oil, while natural gas production has reached a new record of 6,020 MMcfpd, representing an increase of 13.3% as compared to the production reported during the same period in 2006.

Of the total volume of gas, 3,415 MMcfpd corresponded to associated gas and 2,604 MMcfpd to non-associated gas, volumes 10.7% and 16.9% higher, respectively, than those reported during the same months of last year.

PEMEX produced petroleum products (liquefied gas, gasolines, kerosene, diesel, fuel oil and others) in the amount of 523,100 tbd, and recorded sales of these products at an average daily volume of 1,810.9 tbd, 3.2% higher than in the first ten months of 2006.

Sales of petroleum products in the Mexican Republic reported a total value of Ps. 389,896.1 million, an 8% increase from the amount registered during the same period of last year.

During these ten months, Petróleos Mexicanos, through its subsidiary entity Pemex-Petrochemicals, produced a total of 10,028 thousand tons of petrochemical products, a volume 9.5% greater than the production of the same period of last year.

The volume of sales of petrochemical products increased by 6.8% as compared to the amount recorded from January to October of last year, reaching 3,356.9 thousand tons, with a market value of Ps. 21,617.4 million.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 172/2007

11/23/2007
7:25 p.m.

PEMEX PRESENTS ITS OPTIONS FOR CONTINUING CONTROL OF THE KAB-121 WELL

1.	Technicians and workers of Petróleos Mexicanos continue working on extinguishing the fire in the Kab-121 well, located at the Kab-101 platform (Sea Pony type).

2.

48 hours after the fire restarted in the well, PEMEX reports that the heat to which the structure of the Usumacinta platform has been exposed, mainly the cantilever (the bridge joining the Usumacinta and Kab-101 platforms) and the derrick, represents a risk to the stability of the structure of the platform, and to the wells located therein.

3.

Facing this scenario, it is necessary to eliminate obstructions that impede efforts to extinguish the fire and represent a risk to the stability of the Usumacinta platform.  It is vital to have a cleared working area to perform control activities at the well and to avoid a greater spill.

4.	Among the various options analyzed to address this problem are the following:

a.	Remove the derrick.

b.	In the event that the above fails, the beams of the cantilever (bridge) will be cut and removed to clear space and extinguish the fire in the well and introduce the equipment required to control it.

5.	These maneuvers were already authorized by the Public Ministry involved in the investigation.

6.

Once the area is cleared and the fire in the well is extinguished, the damaged valves header (where the spill is located) would be cut and a valve set and preventors would be installed in order to control the well.  It is estimated that these tasks would take from 20 to 30 days.

7.

Only in the event of a weakening of the Usumacinta platform would it be necessary to demolish it altogether in order to avoid greater damage to the Kab 101 Sea Pony type platform (where the wells are sheltered) and to preserve the possibility of controlling the well and avoiding a greater spill.

8.	This option would only be taken once approval from the corresponding authorities is attained.

9.

Notably, the Kab field has two producing wells:  the Kab 101 well and the Kab 121 well, which together produce 5,700 barrels of crude oil per day.  The Kab-103 well was not producing at the time of the accident.

10.	As has been disclosed, the current volume of the spill at the Kab 121 well is approximately 422 barrels per day.

11.	Petróleos Mexicanos will continue to report on the evolution of events in a timely manner.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 174/2007

11/26/2007
5:11 p.m.

PEMEX TECHNICIANS HAVE SUCCESSFULLY REMOVED THE DERRICK AT THE USUMACINTA PLATFORM

•	This work has been verified by a Notary Public and is disclosed in detail in the Federal Attorney’s Office
•	Dismantling of the drilling floor and cantilever (bridge between platforms) began today, which will facilitate the extinguishing of the fire and control of the Kab-121 well
•	These maneuvers are carried out with priority given to workers’ safety

As part of the efforts carried out to clear the area in order to facilitate the extinguishing of the fire and to regain control of the Kab-121 well, PEMEX’s technicians and workers successfully removed the derrick from the Usumacinta platform, a highly complex maneuver given conditions prevailing in the location.

Removal of the drilling floor started today and is estimated to be concluded this afternoon in order to proceed to dismantling the cantilever, the bridge used to connect the Usumacinta and the Kab-101 (Sea Pony type) platforms.

These tasks have been verified by a notary public and disclosed in detail to the Federal Attorney’s Office, so that the relevant judicial authority is accurately informed of the actions being performed by PEMEX at the location of the accident.

Petróleos Mexicanos decided to remove the derrick, drilling floor and cantilever because the heat generated by the fire in the Kab-121 well has been jeopardizing the stability of both platforms and impeding control efforts.

Once the area is cleared and the fire is extinguished, PEMEX will displace the required equipment to cut the damaged valves header and set up a new inhibitor to definitively control the Kab-121 well.

PEMEX reiterates that dismantling the platform altogether would only be considered in the event of a weakening of the structure of the Usumacinta platform as a result of the fire, a situation which is constantly being evaluated.

PEMEX will continue to report on the progress made in this work.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: December 26, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.